EXHIBIT 99.1

TDC: Belgacom Launches IPO

Copenhagen, Denmark - Belgacom, the leading telecommunications company in Belgium, and ADSB Telecommunications B.V. today announce details of the initial public offering of shares of Belgacom and the listing of all Belgacom shares on Euronext Brussels before the end of March 2004, subject to market conditions.

The shares in the offering are being offered by ADSB Telecommunications B.V., a consortium that, at the time of closing of the offering, will be owned by SBC Communications Inc., TDC A/S and Singapore Telecommunications Limited. ADSB intends to offer up to all of the Belgacom shares held by it at the time of closing of the offering (other than the shares over which it will grant an over-allotment option to the underwriters in the offering).

The price range and the maximum offering price for retail investors, as well as other details of the offering are expected to be published in the Belgian financial press at the latest on 8 March, when the offering period is expected to commence. The final offering price is expected to be published in the Belgian financial press at the latest on 22 March with trading starting on Euronext Brussels the same day on a "when delivered basis".

Commenting on the announcement, Lloyd Kelley, Chairman of ADSB, said: "After eight years of successful cooperation between ADSB and Belgacom, we look forward to the initial public offering of Belgacom as the next stage in the Company's development and as a means for ADSB to monetise its ownership position. We are confident that the IPO will be a success for the Company".

Commenting on the announcement, Henning Dyremose, President and CEO of TDC says: "We are satisfied with a constructive and efficient process since October 2, 2003, when the agreement between the Belgian Government, Belgacom and ADSB regarding the preparation of a potential IPO of ADSB's Belgacom shares were announced and which now results in the launch of the IPO."

For further details please refer to Belgacom's press release or contact TDC Investor Relations at +45 3343 7681.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

Contacts:

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094